UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 July 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

12 July 2024

Update – United Kingdom group action

BHP announces that it has entered into an agreement with Vale S.A (Vale) in relation to group action proceedings in the United Kingdom in respect of the Fundão Dam failure in Brazil.

The Fundão Dam was owned and operated by Samarco, a non-operated joint venture between BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited) and Vale. Each of BHP Brasil and Vale holds 50 per cent of Samarco.

BHP Group Limited and BHP Group (UK) Limited (BHP) are defendants to a group action claim in the English High Court, brought by over 600,000 claimants seeking damages in relation to the Fundão Dam failure in 2015 (the English Proceedings). BHP does not consider that it is liable to the claimants in the English Proceedings and will continue to defend the English Proceedings. BHP believes the English Proceedings are unnecessary because they duplicate matters already covered by the existing and ongoing work of the Renova Foundation and legal proceedings in Brazil.

In March 2024 a new claim was filed against Vale and the Dutch subsidiary of Samarco in the Netherlands on behalf of approximately 78,000 Brazilian claimants for compensation relating to the Fundão Dam failure (the Netherlands Proceedings). BHP is not a defendant in the Netherlands proceedings.

BHP, BHP Brasil and Vale have entered into an agreement for BHP and Vale to each pay 50% of any amounts potentially payable to the claimants in the English Proceedings, the Netherlands Proceedings and other proceedings in Brazil covered by the agreement without any admission of liability for these proceedings. The agreement reinforces the terms of the Framework Agreement entered into in 2016 which require BHP Brasil and Vale to each contribute 50% to the funding of the Renova Foundation for compensation of persons impacted by the Fundão Dam failure where Samarco is unable to contribute that funding.

BHP brought a contribution claim against Vale in December 2022 because the English Proceedings were not brought against Vale. The contribution claim contends that if BHP’s defences are not successful and it is ordered to pay damages to the claimants in the English Proceedings, Vale should contribute to any amount payable. BHP will withdraw the contribution claim against Vale as it is no longer necessary given the agreement with Vale.

BHP Brasil remains committed to continue supporting the local remediation efforts in Brazil through the Renova Foundation. Those efforts have already provided approximately US$3.5 billion in compensation and direct financial aid in relation to the dam failure to approximately 430,000 people to 31 May 2024.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas
Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 12, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary